                                   EXHIBIT 13

                                    Values

                                                         NBC CAPITAL CORPORATION
                                                              1998 ANNUAL REPORT

                 Certain words seem to carry more weight than

               others. Words like trust, commitment and honesty.

              They remind us of the values we grew up on. And as

               old fashioned as they sometimes seem, these words

               still hold an important place in today's society.

              Yesterday's values help us build tomorrow's dreams.

              And in between there's a place called Today's Bank.

                                                                           trust



                                      THERE'S A PLACE BETWEEN YESTERDAY'S VALUES

                         I am proud to be traditional.

                          I am someone you can trust.

                      My father taught me to, above all,
                                   be loyal.

                        I am hopeful that I will have
                            my own family one day.

                         I am going to pass my values
                                on to my kids.

                      I am waiting for that day to come.


                   trust




                                                           AND TOMORROW'S DREAMS

TABLE OF CONTENTS







Values

To Our Shareholders

Financial Review

Directors And Officers

I am proud to be a Daddy.

I am honored to call you Son.

I am one hundred percent
positive I will be able to care
for you.

I am planning for your future
right now.

I am going to be ready when
tomorrow gets here.

I am all these things, because...

I am Today's Bank.




                                                        IT'S CALLED TODAY'S BANK
commitment





THERE'S A PLACE BETWEEN YESTERDAY'S VALUES

                We are best friends.

                We are believers in forever.

                We are proof that love is lasting.

                We are parents first.

                We are a school teacher and
                an engineer secondly.

                We are looking forward to
                retirement.


       commitment




                                                           AND TOMORROW'S DREAMS

We are free to do as we please.

We are travelers.

We are experiencing everything.

It's our wish to die young,
as late in life as possible.

We are happier than we've
ever been.

We are able to do all these
things, because......

We are Today's Bank.



                                                        IT'S CALLED TODAY'S BANK
honesty



THERE'S A PLACE BETWEEN YESTERDAY'S VALUES

                I am focused on the future.

                I am a believer that honest,
                hard work pays off.

                I am going to learn all I can
                about this business.

                Then, one day, I will run a
                company of my own.

                I am going to be successful.



        honesty



AND TOMORROW'S DREAMS.

I am the man whose name
is on the door.

I am grateful to the people who
helped me get here.

I am a boss and a friend.

I am hoping my daughter will
take over one day.

I am all this, because.....

I am Today's Bank.

                              I am Today's Bank.

WHO IS TODAY'S BANK?

Today's Bank is the waitress that needs an answer on her loan today, so she can move into her dream home tomorrow. It's the businessman who seeks financial advice today, so he can expand his business tomorrow. And it's the father of three who opened an auto repair shop today, so he can send his kids to college tomorrow.

Today's Bank is made up of people who believe in the values of yesterday. And dream about what they will accomplish tomorrow. They want a bank they can trust - where they feel important and understood. After all, this is where they will turn when preparing for the many stages of life. And that's why people choose Today's Bank.

Because life can't wait. Tomorrow should never be put on hold. And fortunately, with Today's Bank, it doesn't have to.

WHAT IS TODAY'S BANK?

NBC is Today's Bank, but it's built on the kind of values that have been important to us for centuries. Old fashioned ideals, like integrity and service, are alive and well at NBC. We recognize that without customers we would have no purpose. So, here, we put customers first every day. As a result, our customers view us as partners who can help protect their investments today, and reach their financial goals for the future.

The world is changing, and, as we approach a new century, our banking services will meet the challenges of a new era. Our customers tell us that convenience will be key and that easier access means finding a bank with the fastest access. In 1999 and beyond we will make the necessary improvements to our delivery systems to take our customers and us into the new millennium.


WHERE IS TODAY'S BANK?

Where is NBC? We are at an historical place in our company's history. Our year-end merger with First National Corporation of West Point brought a long-awaited and much anticipated goal to fruition. We are now fully servicing the entire greater Golden Triangle area of Mississippi, along with additional locations in East Mississippi and Tuscaloosa, Alabama. And, with the planned merger with First Federal Bank for Savings, our eye is set firmly on more growth in the future.

As we broaden our banking base, we must also look at expanding our array of retail consumer products and services. With the West Point acquisition we entered the consumer finance business, and beginning in 1999 we will broaden the alternative retail investment services available to our customers. In addition, we will aggressively look at other areas of opportunity, like insurance, staying competitive in the consumer marketplace and providing the bank with additional revenue sources.

By the first quarter of 1999, retail investment management services will be available at NBC for our customers. And with the launch of a major marketing effort in early 1999, including heavy broadcast and print advertising, we expect to significantly grow our retail base.

In 1998 a special task force was empowered to streamline systems with the hope of making doing business easier for NBC employees and customers. In 1999 we will build on the improvements made in 1998, and have already set an efficiency ratio goal of 50%. With a current ratio of 56%, NBC is well ahead of the industry average, which is 63%.

We take our promise of being Today's Bank very seriously. Through concerted efforts and with strong devotion, we are poised to live up to the promises we have made. Every day, customers share their dreams with us. They reveal problems. Tell us goals. And we feel privileged to be the bank they have chosen to let into their world. We don't just open accounts and make loan decisions. We open opportunities and make dreams happen. We are Today's Bank. We are NBC.

TO OUR SHAREHOLDERS

To Our Shareholders, Our Customers, The Business Community and Our Staff:

This Annual Report carries a theme that enhances the Company's recent media message highlighting values: "A place between yesterday's values and tomorrow's dreams...Today's Bank." We have strived to create that unique institution that represents these qualities... one our shareholders, customers, and communities can depend on today to provide the financial services that will serve them into their tomorrows. As our industry continues to evolve in an era of complex and rapid change, we are pleased with the Company's steady performance and progress.

Earnings for 1998 totaled $8.5 million or $1.50 per share compared to $9.9 million or $1.75 per share for 1997. The combined net income for 1998 includes $.33 per share non-reoccurring charges related to the First National Corporation of West Point (FNC) merger which was concluded effective December 31, 1998. In accordance with Generally Accepted Accounting Principles, earnings for all periods presented have been restated to reflect the combined operating results of the two companies as if the transaction had occurred at the beginning of the earliest period presented. Earnings per share for each year is based on 5,664,736 shares, the total issued and outstanding following the merger.

Prior to the combination with FNC, the Company earned $9.3 million in 1998 compared to $8.8 million in 1997. These earnings represent $1.93 per share in 1998 compared to $1.82 in 1997 based on 4,800,000 shares then outstanding.

Earnings for the past year were positively impacted by a 4.9% gain in average earning assets and a 13.6% increase in non-interest income. The Company's net interest margin declined 0.26% as interest rates fell during the year and extremely competitive loan pricing continued in most of the Company's markets. Non-interest expenses grew by 9.6%. Approximately 80% of these expenses not pertaining to salaries were related to merger expenses associated with the acquisition of FNC.

The Company's balance sheet showed modest growth in accordance with Management's plan. Assets totaled $777.0 million, up from $762.5 million the prior year. Loans increased 2.6% to $486.3 million. As previously noted, competitive loan pricing helped slow the growth in loans outstanding during the year. The quality of the loan portfolio remained excellent with classified loans totaling 20.6% of capital following the FNC merger. Deposits grew 4.0% to $651.2 million, and shareholders' equity stood at 11.4% of assets at year-end, again placing NBC in a strong equity position relative to its peers. Cash dividends were increased 9.5%, the 23rd consecutive annual increase in dividends paid to shareholders. Dividends shown in this report reflect the combined cash dividends declared by NBC and FNC based on 5,664,736 shares outstanding after the merger. (Pre-merger NBC shareholders actually received $.73 per share, paid $.11 on June 30, 1998 and $.62 on January 4, 1999, an increase of 10.6% from the prior year distribution.)

We were delighted to conclude the merger with FNC at year-end. We continue to believe it is strategically important for the Company and will serve it well in the future. Former FNC directors Robert Calvert and Stokes Smith joined the Company's Board in January 1999. We look forward to their long service to NBC.

Lloyd Wood of Tuscaloosa, Alabama left the Company's Board in June 1998. Business commitments in the Nashville area had made Mr. Wood's participation in the Board's business increasingly difficult in recent years. We are appreciative of his service. David Byars of Philadelphia, Mississippi joined the Board in August of last year. Mr. Byars has successful business interests throughout the Philadelphia area. His family enjoyed a long tradition with the former Bank of Philadelphia, NBC's predecessor in that market.

We were greatly saddened by the October death of long-time director, J.R. Scribner, Jr. of Amory. Mr. Scribner was a member of the original NBC Board of Directors and subsequently the Board of its parent company, NBC Capital Corporation. He was keenly interested in the Company's success. His presence and counsel are missed by all of us who worked with him.

During the fourth quarter of 1998, the Company concluded arrangements with J.C. Bradford and Company and Sterne, Agee, and Leach, Inc. to serve as
Market Makers
for NBC Capital Corporation stock. It was felt that the strong interest in the Company's shares warranted this important step. We are pleased with the positive response this decision has received. Additionally, the Company discontinued its practice of serving as its own stock transfer agent. The volume of activity and the potential liability of continuing to accommodate this function in-house caused your Board to contract with SunTrust Bank in Atlanta to handle this important process.

Since November of 1997, the Company has been working on plans to adequately address the Year 2000 issue. Specific tests have been successfully completed on our systems, interfaces, and hardware. As an added measure of caution, contingency plans are under development and will be ready should external forces beyond our control affect our systems. It is important that we continue to proactively communicate our readiness to our customers and shareholders. Our aim is to maintain all of our constituents' confidence throughout the remainder of 1999 through brochures, seminars, and periodic written updates. The Board of Directors is briefed monthly on the status of Y2K and have charged management with the responsibility of a smooth transition into the new millennium.

In February 1999, the Company announced it had entered into an agreement to acquire FFBS Bancorp, Inc. (FFBS) and its subsidiary, First Federal Bank for Savings, in Columbus, Mississippi. FFBS is a $160 million company whose roots go back to 1892 in the Columbus and Lowndes County area. This proposed transaction is now in the regulatory process phase. We anticipate a shareholder meeting in early June. Given the market location of FFBS and its strong role in the residential mortgage market, the Company's Board feels the proposed merger can be extremely attractive to NBC.

We will continue our corporate focus in six key areas: sales and service, acquisitions, growing our retail base, developing alternative sources of revenue, improving technology, and enhancing efficiency. Despite having our technology timetable slowed by our Y2K planning, efforts are on going in each of these areas. Your Management and Board feel that wise planning and choices among these priorities will allow NBC to continue its long record of positive performance. Plans are already in place to offer retail investment products throughout the bank during the first half of 1999. The Company is also positioned to implement an insurance subsidiary if certain legislative and regulatory actions are forthcoming. Such efforts should help expand the Company's retail base as well as provide additional revenue sources.

We must look to the future with a healthy mixture of imagination, common sense, and sound banking principles. Our business is changing. A clear vision of what we want to be, coupled with sound, consistently applied plans will assure that Today's Bank will enjoy tomorrow's successes.

We remain grateful for your strong support and confidence.

Sincerely yours,

/s/ BOBBY HARPER         /s/ MARK A. ABERNATHY      /s/ L.F. MALLORY, JR.

    BOBBY HARPER             MARK A. ABERNATHY          L.F. MALLORY, JR.
   Chairman of the          President and Chief        Chairman and Chief
 Executive Committee         Operating Officer          Executive Officer

FINANCIAL REVIEW




        CONTENTS

5       Financial Highlights

6       Consolidated Balance Sheets

7       Consolidated Statements of Income

8       Consolidated Statements of Changes in Stockholders' Equity

9       Consolidated Statements of Cash Flows

10      Notes to Consolidated Financial Statements

21      Report of T.E. Lott & Company

22      Management's Discussion and Analysis of
         Financial Condition and Results of Operations

26      Selected 5-Year Financial Data

27      Directors and Officers

FINANCIAL HIGHLIGHTS

AT YEAR END                            1998                1997

Total assets                    $777,032,491       $762,531,227
Total deposits and
 securities sold under
   repurchase agreements        $661,678,420       $646,316,389
Total loans (net)               $476,730,469       $466,115,033
Investment securities           $203,878,816       $209,347,268
Total shareholders' equity      $ 88,293,867       $ 82,904,140

FOR THE YEAR

Interest income                 $ 57,390,808       $ 56,828,145
Interest expense                $ 26,513,182       $ 25,698,623
   Net interest income          $ 30,877,626       $ 31,129,522
Other operating income          $  8,837,726       $  7,777,147
Non-interest expense            $ 26,055,674       $ 23,768,323
Net income                      $  8,493,710       $  9,918,300

PER SHARE

Net income                      $       1.50       $       1.75
Dividends paid                  $       0.69       $       0.63
Book value                      $      15.59       $      14.64

RETURNS

On average shareholders' equity         9.7%              12.3%
On average assets                       1.1%               1.3%

Note: in accordance with Generally Accepted Accounting Principles, the 1997 amounts have been restated to reflect the 1998 merger with First National Corporation of West Point.

CONSOLIDATED BALANCE SHEETS

December 31,                                        1998             1997
ASSETS                                                           (NOTE B)
                                             ------------     ------------
Cash and due from banks
 (Note L)                                    $ 27,872,990     $ 28,386,410
Interest bearing deposits with banks              232,974          398,518
Federal funds sold                             26,227,547       21,747,814
                                             ------------     ------------
    Total cash and cash equivalents            54,333,511       50,532,742
Securities available-for-sale (Note D)        172,723,122      177,989,430
Securities held-to-maturity
 (Note D)
    (estimated fair value of $34,444,212
     in 1998 and $34,405,023 in 1997)          31,155,694       31,357,838
                                             ------------     ------------
    Total securities                          203,878,816      209,347,268
Loans (Note E)                                486,302,137      474,094,821
Less allowance for loan losses                  9,571,668        7,979,788
                                             ------------     ------------
    Net loans                                 476,730,469      466,115,033
Interest receivable                             8,122,914        7,561,269
Premises and equipment (Note F)                15,020,558       15,954,364
Intangible assets                               3,517,734        3,849,408
Other assets                                   15,428,489        9,171,143
                                             ------------     ------------
TOTAL ASSETS                                 $777,032,491     $762,531,227
                                             ============     ============
LIABILITIES AND STOCKHOLDERS' EQUITY
Liabilities:
    Non-interest bearing
     deposits                                $ 91,289,898     $ 82,898,313
    Interest bearing deposits,
     $100,000 or more                          69,649,206       81,714,919
    Other interest bearing deposits           490,275,483      461,681,948
                                             ------------     ------------
    TOTAL DEPOSITS                            651,214,587      626,295,180
    Interest payable                            2,673,902        3,121,466
    Federal funds purchased
     and securities sold
     under repurchase agreements (Note G)      10,463,833       20,021,209
    Other borrowed funds (Note G)              16,048,387       23,068,701
    Other liabilities                           8,337,915        7,120,531
                                             ------------     ------------
    TOTAL LIABILITIES                         688,738,624      679,627,087
                                             ------------     ------------
Commitments and contingent
 liabilities (Note M)
Stockholders' equity (Notes B, C and L):
    Common stock - $1 par value,
     authorized 10,000,000 shares in
     1998 and 1997; issued and outstanding
     5,664,736 shares in 1998 and 1997          5,664,736        5,664,736
    Surplus                                    38,461,098       38,466,864
    Undivided profits                          42,745,876       38,159,408
    Accumulated other comprehensive
     income (Note H)                            1,422,157          613,132
                                             ------------     ------------
    TOTAL STOCKHOLDERS' EQUITY                 88,293,867       82,904,140
                                             ------------     ------------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY   $777,032,491     $762,531,227
                                             ============     ============

                The accompanying notes are an integral part of these statements.




EARNINGS
(in millions of dollars)

'94--8.2
'95--8.8
'96--9.4
'97--9.9
'98--8.5

BOOK VALUE PER SHARE
(in dollars)

'94--10.73
'95--12.63
'96--13.54
'97--14.64
'98--15.59

All financial data has been restated to reflect the 1998 merger. Per share and common stock data has been adjusted retroactively for stock splits.

                                                                                                   CONSOLIDATED STATEMENTS OF INCOME
------------------------------------------------------------------------------------------------------------------------------------
Years ended December 31,                                          1998                 1997                1996
                                                                                   (NOTE B)            (NOTE B)
                                                               ------------------------------------------------
INTEREST INCOME
Interest and fees on loans                                     $44,557,755          $43,791,813     $39,747,322
Interest and dividends on securities:
    Taxable interest and dividends                               5,995,992            7,933,494       8,179,238
    Tax-exempt interest                                          5,619,586            4,121,852       4,260,685
Other                                                            1,217,475              980,986         477,850
                                                               ------------------------------------------------
TOTAL INTEREST INCOME                                           57,390,808           56,828,145      52,665,095
                                                               ------------------------------------------------
INTEREST EXPENSE
Interest on time deposits of $100,000 or more                    4,428,717            4,535,668       4,295,731
Interest on other deposits                                      20,262,776           19,286,281      17,756,427
Interest on borrowed funds                                       1,821,689            1,876,674       1,040,405
                                                               ------------------------------------------------
TOTAL INTEREST EXPENSE                                          26,513,182           25,698,623      23,092,563
                                                               ------------------------------------------------
Net interest income                                             30,877,626           31,129,522      29,572,532

Provision for loan losses (Note E)                               3,187,261            1,477,466       1,676,801
                                                               ------------------------------------------------
    Net interest income after provision for loan
     losses                                                     27,690,365           29,652,056      27,895,731
                                                               ------------------------------------------------
OTHER INCOME
Service charges on deposit accounts                              4,403,245            4,355,118       4,146,179
Other service charges and fees                                   2,085,599            1,790,657       1,921,276
Trust Department income                                          1,251,412            1,061,554         937,619
Securities (losses) gains, net                                     109,940              (51,051)         71,023
Other                                                              987,530              620,869         251,117
                                                               ------------------------------------------------
TOTAL OTHER INCOME                                               8,837,726            7,777,147       7,327,214
                                                               ------------------------------------------------
OTHER EXPENSE
Salaries                                                        11,967,829           11,002,759      10,506,214
Employee benefits (Note J)                                       2,209,014            2,158,844       2,165,249
Net occupancy expense                                            1,829,694            1,782,436       1,699,585
Furniture and equipment expense                                  1,732,813            1,594,354       1,271,797
Other                                                            8,316,324            7,229,930       7,018,543
                                                               ------------------------------------------------
TOTAL INTEREST INCOME                                           26,055,674           23,768,323      22,661,388
                                                               ------------------------------------------------
Income before income taxes                                      10,472,417           13,660,880      12,561,557
Income taxes (Note I)                                            1,978,707            3,742,580       3,141,273
                                                               ------------------------------------------------
Net income                                                     $ 8,493,710          $ 9,918,300     $ 9,420,284
                                                               ================================================
Basic and diluted income per share                                   $1.50               $ 1.75           $1.66

                                                               The accompanying notes are an integral part of
                                                               these statements.

   '94        '95        '96        '97        '98
   ---        ---        ---        ---        ---
   0.49      0.57       0.58       0.63       0.69

             [GRAPH APPEARS HERE]

--------------------------
DIVIDENDS PER COMMON SHARE
              (in dollars)

   '94        '95        '96        '97        '98
   ---        ---        ---        ---        ---
  631.0      673.7      720.0      762.5      777.0

             [GRAPH APPEARS HERE]

-----------------------
            ASSET GROWTH
(in millions of dollars)


All financial data has been restated to reflect the 1998 merger. Per share and common stock data has been adjusted retroactively for stock splits.

                      CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                          Accumulated
                                                                                                                Other
Years ended December 31,                   Comprehensive      Common                      Undivided     Comprehensive
1998, 1997 and 1996                               Income       Stock          Surplus       Profits            Income      Total
                                           ----------------------------------------------------------------------------------------
Balance, December 31, 1995,
    as previously reported                                    $1,200,000      $33,002,133  $ 25,163,899    $  906,236  $ 60,272,268
Stock split in 1997 effected
    in the form of a stock dividend                            3,600,000                -    (3,600,000)            -             -
Equity from acquisition
    accounted for as a pooling
    of interests (Note B)                                        864,736        5,464,731     4,123,186       372,194    10,824,847
                                                             -----------------------------------------------------------------------
Balance, December 31, 1995, as restated                        5,664,736       38,466,864    25,687,085     1,278,430    71,097,115
Comprehensive income:
    Net income for 1996                    $ 9,420,284                 -                -     9,420,284             -     9,420,284
    Net change in unrealized
      gains (losses) on securities
      available-for-sale, net of tax          (922,935)                -                -             -      (922,935)     (922,935)
                                           -----------
Comprehensive income                       $ 8,497,349
                                           ===========
Cash dividends declared,
    $.58 per share                                                     -                -    (3,310,669)            -    (3,310,669)
                                                             -----------------------------------------------------------------------
Balance, December 31, 1996                                     5,664,736       38,466,864    31,796,700       355,495    76,283,795
Comprehensive income:
    Net income for 1997                    $ 9,918,300                 -                -     9,918,300             -     9,918,300
    Net change in unrealized
      gains (losses) on securities
      available-for-sale, net of tax           257,637                 -                -             -       257,637       257,637
                                           -----------
Comprehensive income                       $10,175,937
                                           ===========
Cash dividends declared,
    $.63 per share                                                     -                -    (3,555,592)            -    (3,555,592)
                                                             -----------------------------------------------------------------------
Balance, December 31, 1997                                     5,664,736       38,466,864    38,159,408       613,132    82,904,140
Comprehensive income:
    Net income for 1998                    $ 8,493,710                 -                -     8,493,710             -     8,493,710
    Net change in unrealized
      gains (losses) on securities
      available-for-sale, net of tax           809,025                 -                -             -       809,025       809,025
                                           -----------
Comprehensive income                       $ 9,302,735
                                           ===========
Purchase of fractional shares                                          -           (5,766)            -             -        (5,766)
Cash dividends declared,
    $.69 per share                                                     -                -    (3,907,242)            -    (3,907,242)
                                                             -----------------------------------------------------------------------
Balance, December 31, 1998                                   $ 5,664,736       $38,461,098  $42,745,876    $1,422,157   $88,293,867
                                                             =======================================================================

The accompanying notes are an integral part of these statements.


  '94      '95      '96       '97       '98
  ---      ---      ---       ---       ---
 1.44     1.55     1.66      1.75      1.50

           [GRAPH APPEARS HERE]

-------------------
EARNINGS PER SHARE
(in dollars)


  '94      '95      '96       '97       '98
  ---      ---      ---       ---       ---
 60.8     71.5     76.7      82.9      88.3

           [GRAPH APPEARS HERE]

-----------------------
TOTAL EQUITY CAPITAL
(in millions of dollars)

All financial data has been restated to reflect the 1998 merger. Per share and common stock data has been adjusted retroactively for stock splits.

                                           CONSOLIDATED STATEMENTS OF CASH FLOWS

Years ended December 31,                                          1998                   1997                  1996
                                                                                     (NOTE B)              (NOTE B)
                                                           -----------------------------------------------------------
CASH FLOWS FROM OPERATING ACTIVITIES
Net income                                                   $  8,493,710        $  9,918,300           $  9,420,284

Adjustments to reconcile net income to net cash:
    Depreciation and amortization                               2,206,421           2,022,903              1,768,321
    Deferred income taxes (credits)                            (1,304,053)           (228,159)               (98,365)
    Provision for loan losses                                   3,187,261           1,477,466              1,676,801
    FHLB stock dividend                                          (123,900)           (138,800)              (125,700)
    Losses (gains) on sale of securities                         (109,940)             51,051                (71,023)
    Deferred credits                                              (80,193)           (122,650)              (109,119)
    Increase in interest receivable                              (561,645)           (607,491)              (135,586)
    Increase in other assets                                   (5,522,168)         (1,349,092)            (1,426,410)
    Increase (decrease) in interest payable                      (447,564)            326,897               (120,831)
    Increase (decrease) in other liabilities                      887,208              46,340               (224,556)
                                                           -----------------------------------------------------------
Net cash provided by operating activities                       6,625,137          11,396,765             10,553,816
                                                           -----------------------------------------------------------
CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of securities available-for-sale                    (85,173,809)        (63,705,612)           (33,526,468)
Proceeds from sales of securities available-for-sale           29,199,636           9,843,386              8,722,708
Proceeds from maturities and calls of securities
    available-for-sale                                         62,702,758          38,543,233             41,190,756
Proceeds from maturities and calls of securities
    held-to-maturity                                              202,144             315,458                399,869
Increase in loans                                             (13,722,504)        (18,228,177)           (52,345,274)
Additions to premises and equipment                              (765,037)         (1,928,019)            (2,226,619)
                                                           -----------------------------------------------------------
Net cash used in investing activities                          (7,556,812)        (35,159,731)           (37,785,028)
                                                           -----------------------------------------------------------
CASH FLOWS FROM FINANCING ACTIVITIES
Increase in deposits                                           24,919,407          20,518,084             26,854,459
Dividends paid on common stock                                 (3,609,273)         (3,164,186)            (3,274,669)
Net increase (decrease) in borrowed funds                     (16,577,690)         15,045,603             14,569,123
Other                                                                   -            (425,230)                     -
                                                           -----------------------------------------------------------
Net cash provided by financing activities                       4,732,444          31,974,271             38,148,913
                                                           -----------------------------------------------------------
Net increase in cash and cash equivalents                       3,800,769           8,211,305             10,917,701
Cash and cash equivalents at beginning of year                 50,532,742          42,321,437             31,403,736
                                                           -----------------------------------------------------------
Cash and cash equivalents at end of year                     $ 54,333,511        $ 50,532,742           $ 42,321,437
                                                           ===========================================================

                The accompanying notes are an integral part of these statements.



  '94      '95      '96      '97      '98
  ---      ---      ---      ---      ---
 351.8    399.2    449.2    466.1    476.7


        [GRAPH APPEARS HERE]

-----------------------
               NET LOANS
(in millions of dollars)



  '94      '95      '96      '97      '98
  ---      ---      ---      ---      ---
 528.5    578.9    605.8    626.3    651.2


        [GRAPH APPEARS HERE]

-----------------------
               DEPOSITS
(in millions of dollars)


All financial data has been restated to reflect the 1998 merger. Per share and common stock data has been adjusted retroactively for stock splits.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS, DECEMBER 31, 1998 AND 1997

  NBC Capital Corporation (the "Corporation"), and its subsidiaries, follow generally accepted accounting principles, including, where applicable, general practices within the banking industry.

1. BASIS OF PRESENTATION

   The consolidated financial statements include the accounts of the Corporation and

      National Bank of Commerce (NBC), a wholly-owned subsidiary of the Corporation,

      First National Finance Company, a wholly-owned subsidiary of the Corporation,

      NBC Service Corporation, a wholly-owned subsidiary of NBC, and

      Commerce National Insurance Company, a 79%-owned subsidiary of NBC Service Corporation.

   Significant intercompany accounts and transactions have been eliminated.

2. NATURE OF OPERATIONS

   The Corporation is a bank holding company. Its primary asset is its investment in its subsidiary bank. NBC provides full banking services, including trust services. The bank operates under a national bank charter and is subject to regulation of the Office of the Comptroller of the Currency. The area served by NBC is the North Central region of Mississippi with locations in ten communities and the Tuscaloosa, Alabama area. The primary asset of NBC Service Corporation is its investment in Commerce National Insurance Company, a life insurance company. First National Finance Company is a finance company located in West Point, Mississippi.

3. ESTIMATES

   The preparation of financial statements in conformity with generally accepted accounting principles requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

4. SECURITIES

   Investments in securities are classified into three categories and are accounted for as follows:


   SECURITIES AVAILABLE-FOR-SALE Securities classified as available-for-sale are those securities that are intended to be held for an indefinite period of time, but not necessarily to maturity. Any decision to sell a security classified as available-for-sale would be based on various factors, including movements in interest rates, liquidity needs, security risk assessments, changes in the mix of assets and liabilities and other similar factors. These securities are carried at their estimated fair value, and the net unrealized gain or loss is reported as accumulated other comprehensive income, net of tax, until realized. Premiums and discounts are recognized in interest income using the interest method.

   Gains and losses on the sale of securities available-for-sale are determined using the adjusted cost of the specific security sold.

   SECURITIES HELD-TO-MATURITY Securities classified as held-to-maturity are those securities for which there is a positive intent and ability to hold to maturity. These securities are carried at cost adjusted for amortization of premium and accretion of discount, computed by the interest method.

   TRADING ACCOUNT SECURITIES Trading account securities are those securities which are held for the purpose of selling them at a profit. There were no trading account securities on hand at December 31, 1998 and 1997.

5. LOANS

   Loans are carried at the principal amount outstanding. Interest income on loans is recognized based on the principal balance outstanding and the stated rate of the loan.

   Loans are generally placed on a nonaccrual status when principal or interest is past due ninety days, or when specifically determined to be impaired. When a loan is placed on nonaccrual status, interest accrued but not received is generally reversed against interest income. If collectibility is in doubt, cash receipts on nonaccrual loans are used to reduce principal rather than recorded as interest income.

   Loan origination fees and certain direct origination costs are capitalized and recognized as an adjustment of the yield on the related loan.

6. ALLOWANCE FOR LOAN LOSSES

   For financial reporting purposes, the provision for loan losses charged to operations is based upon Management's estimations of the amount necessary to maintain the allowance at an adequate level, considering past loan loss experience, current economic conditions, the value of any underlying collateral, credit reviews of the loan portfolio,

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


    changes in the size and character of the loan portfolio and other factors warranting consideration. Allowances for any impaired loans are generally determined based on collateral values. Loans are charged against the allowance for loan losses when management believes that the collectibility of the principal is unlikely. The allowance is maintained at a level believed adequate by management to absorb potential loan losses.

7.  PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost, less accumulated depreciation and amortization. Depreciation and amortization are determined using the straight-line method at rates calculated to depreciate or amortize the cost of assets over their estimated useful lives.

    Maintenance and repairs of property and equipment are charged to operations, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the cost and accumulated depreciation are eliminated from the accounts, and any gains or losses are included in operations.

8.  OTHER REAL ESTATE

    Other real estate consists of properties acquired through foreclosure and is recorded at the lower of cost or current appraisal less estimated costs to sell. Any write-down from the cost to fair value required at the time of foreclosure is charged to the allowance for loan losses. Subsequent gains or losses on other real estate are reported in other operating income or expenses.

9.  INTANGIBLE ASSETS

    Intangible assets, consisting principally of goodwill associated with acquisitions, are being amortized to expense using the straight-line method over a fifteen-year period. Amortization expense was $331,673 for 1998, $310,148 for 1997, and $309,545 for 1996.

10. INCOME TAXES

    Income taxes are provided for the tax effects of the transactions reported in the consolidated financial statements and consist of taxes currently payable, plus deferred taxes related primarily to differences between the basis of securities, allowance for loan losses, premises and equipment, other real estate and prepaid or accrued employee benefits for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled.

    The Corporation and its subsidiaries (except for Commerce National Insurance Company) file consolidated income tax returns. The subsidiaries provide for income taxes on a separate return basis and remit to the Corporation amounts determined to be payable.

11. TRUST ASSETS

    Assets of the Trust Department, other than cash on deposit, are not included in the accompanying balance sheets, since such items are not assets of the banks.

12. EMPLOYEE BENEFITS

    NBC maintains a noncontributory defined benefit pension plan covering substantially all employees. The plan calls for benefits to be paid to eligible employees at retirement based primarily upon years of service and compensation. Contributions to the plan reflect benefits attributed to employees' services to date, as well as services expected to be earned in the future. The annual pension cost charged to expense is actuarially determined in accordance with the provisions of Financial Accounting Standards Board (FASB) Statement No. 87, "Employers' Accounting for Pensions."

    NBC provides a deferred compensation arrangement (401(k) plan) whereby employees contribute a percentage of their compensation. For employee contributions of five percent or less, NBC contributes matching contributions of twenty-five percent of the employee's contribution to the plan. Beginning in 1998, NBC made matching contributions of fifty percent of employee contributions of six percent or less for employees with twenty years or less of service. For employees with service in excess of twenty years, the matching contribution is seventy-five percent of employee contributions of six percent or less.

    Employees of NBC participate in a nonleveraged Employee Stock Ownership Plan
    (ESOP) through which common stock of the Corporation is purchased at its market price for the benefit of employees. Contributions are made at the discretion of the Board of Directors and are expensed in the applicable year. The ESOP is accounted for in accordance with Statement of Position 93-6, "Employers' Accounting for Employee Stock Ownership Plans."

    The Corporation and its subsidiary bank have various deferred income and supplemental retirement plans for certain directors and key executive and senior officers. Life insurance contracts have been purchased which may be used to fund payments under the plans. The estimated present value of the projected payments under the plans is being accrued to expense over the remaining expected term of each participant's active employment.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE A - EMPLOYEE BENEFITS continued

    The Corporation provides an employee stock benefit plan whereby 8,434 shares (adjusted for stock split) of the Corporation's stock have been assigned for the benefit of certain key employees. Under the terms of the plan, retirement or similar payments will be equal to the fair market value of the stock plus all cash dividends paid since the adoption of the agreement. Compensation expense was recorded at the establishment date based on the market value of the stock. The difference between any increase or decrease in the value of the stock is recorded as an adjustment to salaries.

13. CASH FLOWS

    For purposes of reporting cash flows, cash and cash equivalents include cash on hand and amounts due from banks, interest-bearing deposits with banks, and federal funds sold. Generally, federal funds are sold for one to seven day periods.

14. COMMON STOCK AND PER SHARE DATA

    The computation of per share data is based on 5,664,736 shares outstanding during each year. In February, 1997, the FASB issued Statement No. 128, "Earnings Per Share." Under Statement No. 128, two earnings per share (EPS) amounts are to be considered and presented. Basic EPS is calculated based on income available to common shareholders by the weighted-average number of common shares outstanding during the reporting period. Diluted EPS includes any additional dilution from potential common stock outstanding, such as exercise of stock options. The Corporation has no arrangements resulting in dilutive common stock outstanding.

    Common stock and per share data has been adjusted for all periods presented for the 1997 four-for-one stock split effected in the form of a 300% stock dividend.

15. OFF-BALANCE SHEET FINANCIAL INSTRUMENTS

    In the ordinary course of business, NBC enters into off-balance sheet financial instruments consisting of commitments to extend credit, credit card lines, commercial and similar letters of credit and commitments to purchase securities. Such financial instruments are recorded in the financial statements when they are exercised.

16. ACCOUNTING PRONOUNCEMENTS

    In June, 1997, the FASB issued Statement No. 131, "Disclosures about Segments of an Enterprise and Related Information." Among other things, Statement No. 131 requires public companies to report (i) certain financial and descriptive information about their reportable operating segments (as defined), and (ii) certain enterprise-wide financial information about products and services, geographic areas and major customers. The required segment financial disclosures include a measure of profit or loss, certain specific revenue and expense items, and total assets in annual and interim financial statements. Management believes that the Corporation and its subsidiary operate under one segment, commercial banking, and additional disclosure is not required.

    In February, 1998, the FASB issued Statement No. 132, "Employers' Disclosures about Pensions and Other Postretirement Benefits." Statement No. 132 standardizes disclosure requirements for pensions and other postretirement benefits. The Corporation adopted Statement No. 132 in 1998 and applied its requirements retroactively. Statement No. 132 does not change the recognition or measurement of pensions and other postretirement benefits and, therefore, its adoption had no effect on the Corporation's consolidated condition or consolidated results of operations.

    In June, 1998, the FASB issued Statement No. 133, "Accounting for Derivative Instruments and for Hedging Activities." Statement No. 133 requires all derivatives to be recorded on the balance sheet at fair value. Statement No. 133 is effective for fiscal periods beginning after June 15, 1999, and is not expected to have a material effect on the Corporation's consolidated financial statements.

NOTE B - ACQUISITION AND REORGANIZATION

    On December 31, 1998, the Corporation acquired all of the outstanding common stock of First National Corporation of West Point ("First National") in exchange for 864,736 shares of the Corporation's common stock and a nominal amount of cash in lieu of fractional shares. Immediately following the merger, First National's wholly-owned subsidiaries, First National Bank of West Point and National Bank of the South were merged into NBC of Mississippi and NBC of Tuscaloosa, respectively. Concurrently, the Corporation's subsidiary, NBC of Tuscaloosa, was merged into NBC of Mississippi. NBC of Mississippi was the surviving institution and its name changed to NBC. First National Finance Company, a wholly-owned finance company subsidiary of First National became a wholly-owned subsidiary of the Corporation. The acquisition of First National, and its subsidiaries has been accounted for as a pooling of interests and, accordingly, all prior financial statements have been restated to include the consolidated accounts and consolidated operations of First National and its subsidiaries. The effect of the pooling of interests on reported operations follows:

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                                                 First National
                                  NBC Capital      Corporation     Currently
                                  Corporation    of West Point     Reported
                                  -------------------------------------------
1998:
  Net interest income             $25,474,495      $5,403,131     $30,877,626
  Provision for loan losses         1,040,000       2,147,261       3,187,261
  Other income                      8,294,897         542,829       8,837,726
  Other expense                    20,827,115       5,228,559      26,055,674
  Net income (loss)                 9,256,680        (762,970)      8,493,710

1997:
  Net interest income             $25,703,891      $5,425,631     $31,129,522
  Provision for loan losses         1,100,000         377,466       1,477,466
  Other income                      7,157,498         619,649       7,777,147
  Other expense                    19,720,708       4,047,615      23,768,323
  Net income                        8,751,241       1,167,059       9,918,300

1996:
  Net interest income             $24,536,796      $5,035,736     $29,572,532
  Provision for loan losses         1,314,000         362,801       1,676,801
  Other income                      6,640,738         686,476       7,327,214
  Other expense                    18,970,936       3,690,452      22,661,388
  Net income                        8,184,880       1,235,404       9,420,284


  Merger-related expenses associated with the First National acquisition of $2,930,054 ($1,844,677 after tax) are included in the consolidated statement of income for the year ended December 31, 1998.


NOTE C - STOCK SPLIT

  At a meeting of the shareholders on October 14, 1997, the authorized shares of common stock of the Corporation were increased from 3,000,000 to 10,000,000 in connection with the 1997 four-for-one common stock split effected in the form of a 300% stock dividend. Accordingly, outstanding shares of common stock were increased by 3,600,000. A transfer of $3,600,000, representing the par value of additional shares issued, was made from undivided profits to the common stock account. References in the consolidated financial statements and notes thereto with regard to common stock, per share, and related data have been retroactively adjusted to give effect to the transaction.


NOTE D - SECURITIES

  A summary of amortized cost and estimated fair value of securities available-for-sale and securities held-to-maturity at December 31, 1998 and 1997, follows:

                                                           Gross        Gross       Estimated
                                  Amortized           Unrealized   Unrealized            Fair
December 31, 1998                      Cost                Gains       Losses          Value
                                -------------------------------------------------------------
Securities available-for-sale:
 U. S. Treasury securities      $ 15,813,389          $  173,281   $      -      $ 15,986,670
 Obligations of other U. S.
  Government agencies             31,130,595             281,025     15,982        31,395,638
 Obligations of states and
  municipal subdivisions          82,130,001           1,547,933     48,102        83,629,832
 Mortgage-backed securities       34,704,828             327,464     86,833        34,945,459
 Equity securities                 4,239,600                   -          -         4,239,600
 Other securities                  2,547,597              37,279     58,953         2,525,923
                                -------------------------------------------------------------
                                $170,566,010          $2,366,982   $209,870      $172,723,122
                                =============================================================
Securities held-to-maturity:
 Obligations of states and
  municipal subdivisions        $ 31,155,694          $3,288,518   $      -      $ 34,444,212
                                =============================================================
December 31, 1997
Securities  available-for-sale:
 U. S. Treasury securities      $ 32,803,200          $  106,764   $ 96,905      $ 32,813,059
 Obligations of other U. S.
  Government agencies             36,679,877             173,207     77,218        36,775,866
 Obligations of states and
  municipal subdivisions          57,176,019             655,030     35,499        57,795,550
 Mortgage-backed securities       43,389,084             308,136     51,332        43,645,888
 Equity securities                 4,669,400                   -          -         4,669,400
 Other securities                  2,343,175              18,115     71,623         2,289,667
                                -------------------------------------------------------------
                                $177,060,755          $1,261,252   $332,577      $177,989,430
                                =============================================================
Securities held-to-maturity:
 Obligations of states and
  municipal subdivisions        $ 31,357,838          $3,049,045   $  1,860      $ 34,405,023
                                =============================================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE D - SECURITIES continued

    The scheduled maturities of securities available-for-sale and securities held-to-maturity at December 31, 1998, are as follows:

                                               AVAILABLE-FOR-SALE         HELD-TO-MATURITY
                                         ---------------------------- ------------------------
                                           Amortized   Estimated Fair Amortized  Estimated Fair
                                                Cost            Value      Cost           Value
                                         ---------------------------- -------------------------
    Due in one year or less              $ 21,786,044    $ 21,886,444   $   250,000 $   253,498
    Due after one year through
     five years                            55,132,757      56,020,899     5,125,507   5,402,058
    Due after five years through
     ten years                             51,164,941      52,052,043    17,034,509  18,959,221
    Due after ten years                     3,211,054       3,307,849     8,745,678   9,829,435
    Mortgage-backed securities
     and other securities                  39,271,214      39,455,887             -           -
                                         ---------------------------- -------------------------
                                         $170,566,010    $172,723,122   $31,155,694 $34,444,212
                                         ============================ =========================

    Equity securities consist of stock in the Federal Reserve Bank and the Federal Home Loan Bank (FHLB). The transferability of this stock is restricted.

    Gross gains of $131,332, $21,899, and $77,944, and gross losses of $21,392,
    $72,950, and $6,921, were realized on securities available-for-sale in 1998, 1997, and 1996, respectively.

    Securities with a carrying value of $124,301,601 and $124,199,619 at December 31, 1998 and 1997, respectively, were pledged to secure public and trust deposits and for other purposes as required or permitted by law.

NOTE E - LOANS

    Loans outstanding include the following types:

                                                    (in thousands)
                                                 -------------------
    December 31,                                     1998       1997
                                                 -------------------
    Commercial, financial and agricultural       $ 76,389   $ 76,542
    Real estate - construction                     24,284     25,341
    Real estate - mortgage                        284,566    269,462
    Installment loans to individuals               93,537     95,595
    Other                                           7,526      7,155
                                                 -------------------
                                                  486,302    474,095
    Allowance for loan losses                      (9,572)    (7,980)
                                                 -------------------
                                                 $476,730   $466,115
                                                 ===================


Transactions in the allowance for loan losses are summarized as follows:


Years Ended December 31,                               1998        1997         1996
                                                    -----------------------------------
    Balance at beginning of year                    $ 7,979,788  $7,525,267  $7,116,760
    Additions:
      Provision for loan losses charged
       to operating expense                           3,187,261   1,477,466   1,676,801
      Recoveries of loans previously charged off        359,788     581,882     381,758
                                                     -----------------------------------
                                                     11,526,837   9,584,615   9,175,319
    Deductions:
      Loans charged off                               1,955,169   1,479,241   1,650,052
      Allowance applicable to loans sold
       of finance company                                     -     125,586           -
                                                    -----------------------------------
    Balance at end of year                          $ 9,571,668  $7,979,788  $7,525,267
                                                    ===================================

    At December 31, 1998 and 1997, the recorded investment in loans considered to be impaired totaled approximately $1,850,000 and $2,500,000, respectively. The allowance for loan losses related to these loans approximated $1,280,000 and $825,000 at December 31, 1998 and 1997,
    respectively. The average recorded investment in impaired loans during the year ended December 31, 1998, was approximately $1,155,000. For the years ended December 31, 1998 and 1997, the amount of income recognized on impaired loans was immaterial.

NOTE F - PREMISES AND EQUIPMENT

    Premises and equipment are stated at cost, less accumulated depreciation and amortization as follows:


                                                                           December 31,
                          Estimated Useful Lives                ----------------------------------
                                        In Years                       1998                   1997
                          ------------------------------------------------------------------------
Premises:
 Land                                          -                $ 2,847,117            $ 2,901,617
 Buildings, construction
  and improvements                       10 - 50                 14,846,717             14,792,239
                                                                ----------------------------------
                                                                 17,693,834             17,693,856
Equipment                                 3 - 10                 10,926,358             10,321,807
                                                                ----------------------------------
                                                                 28,620,192             28,015,663
Less accumulated depreciation
 and amortization                                                13,599,634             12,061,299
                                                                ----------------------------------
                                                                $15,020,558            $15,954,364
                                                                ==================================

The amount charged to operating expenses for depreciation was $1,698,843 for 1998, $1,651,403 for 1997, and $1,364,569 for 1996.

                                      NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE G - BORROWED FUNDS

    Federal funds purchased and securities sold under repurchase agreements consisted of the following at December 31, 1998 and 1997:

                                                        1998         1997
                                                 -------------------------
    Federal funds purchased                      $         -   $        -
    Securities sold under agreement to
     repurchase                                   10,463,833    20,021,209
                                                 -------------------------
                                                 $10,463,833   $20,021,209
                                                 =========================

    Federal funds purchased and securities sold under agreements to repurchase generally mature one to seven days from the transaction date. Information concerning securities sold under agreement to repurchase is summarized as follows:

                                                        1998          1997
                                                 -------------------------
    Average balance during the year              $12,936,484   $11,685,255
    Average interest rate during the year              4.31%         4.51%
    Maximum month-end balance during the year    $15,188,036   $20,021,209

    Securities underlying the repurchase agreements remain under the control of NBC.

    Other borrowed funds consisted of the following at December 31, 1998 and 1997:


                                                1998                               1997
                                      ------------------------           --------------------------
                                      Average                            Average
                                         Rate           Amount              Rate             Amount
                                      ------------------------           --------------------------
    FHLB advances maturing in:
       1998                                 -       $         -            4.78%        $   278,226
       1999                             6.23%         3,428,699            5.86%          1,540,000
       2000                             5.78%         3,456,036            6.07%          7,186,311
       2001                             5.91%         3,312,652            5.90%          4,256,915
       2002                             6.08%         3,258,285            6.08%          4,057,781
       2004                             6.63%         1,020,362            6.63%          1,169,186
       2005                             6.22%           980,534            6.22%          1,019,304
    Notes payable to a
      correspondent bank                    -                 -            7.87%          1,150,000
    Treasury tax and loan note     Adjustable           591,819       Adjustable          2,410,978
                                                    -----------                         -----------
                                                    $16,048,387                         $23,068,701
                                                    ===========                         ===========

The advances due to the FHLB are collateralized by first mortgage loans, FHLB capital stock, and amounts on deposit with the FHLB. The treasury tax and loan note generally matures within one to sixty days from the transaction date. Interest is paid at an adjustable rate as set by the U. S. Government.

Annual principal repayment requirements on borrowings with initial or remaining terms of one year or more at December 31, 1998, are as follows:

                                                            Year          Amount
                                                      --------------------------
                                                            1999     $ 6,988,910
                                                            2000       4,125,541
                                                            2001       2,436,282
                                                            2002         790,592
                                                            2003         259,917
                                                      Thereafter         855,326
                                                                     -----------
                                                                     $15,456,568
                                                                     ===========

NOTE H - COMPREHENSIVE INCOME

    As of January 1, 1998, the Corporation and its subsidiaries adopted FASB Statement No. 130, "Reporting Comprehensive Income." This statement establishes standards for the reporting and display of comprehensive income and its components in the financial statements. Unrealized gains and losses on securities available-for-sale, which prior to adoption were reported separately in stockholders' equity, are required to be included in other comprehensive income. Prior year financial statements have been reclassified to conform to the requirements of Statement No. 130. The adoption of this statement had no impact on net income or stockholders' equity.


    In the calculation of comprehensive income, certain reclassification adjustments are made to avoid double counting amounts that are displayed as part of net income for a period that also had been displayed as part of other comprehensive income. The disclosure of the reclassification amounts are as follows:



    Years Ended December 31,                                   1998         1997         1996
                                                           ----------------------------------
    Unrealized gains (losses) on securities available-
     for-sale, net of tax, arising during year             $877,765     $225,998    $(876,360)
    Less reclassification adjustment for (gains)
     losses included in net income, net of tax              (68,740)      31,639      (46,575)
                                                           ----------------------------------
    Net change in unrealized gains (losses) on
     securities available-for-sale, net of tax             $809,025     $257,637    $(922,935)
                                                           ==================================

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE I - INCOME TAXES

    The provision for income taxes including the tax effects of securities transactions [1998 - $41,200; 1997 - ($19,412); 1996 - $24,448] is as
    follows:

    Years Ended December 31,                                  1998               1997                1996
                                                       --------------------------------------------------
    Current tax expense                                $ 3,282,760         $3,970,739          $3,239,638
    Deferred tax benefit                                (1,304,053)          (228,159)            (98,365)
                                                       --------------------------------------------------
                                                       $ 1,978,707         $3,742,580          $3,141,273
                                                       ==================================================

    Deferred tax provisions are applicable to the following items:

    Years Ended December 31,                                  1998               1997                1996
                                                       --------------------------------------------------
    Depreciation                                       $   (18,047)         $   3,291           $  67,118
    Loans and allowance for loan losses                   (608,081)          (534,162)           (321,920)
    Securities                                             (83,628)            90,437              86,250
    Employee benefits                                     (361,238)           125,920             121,543
    Deferred loan fees/costs                                12,705             37,465              41,680
    Other, net                                            (245,764)            48,890             (93,036)
                                                       --------------------------------------------------
                                                       $(1,304,053)         $(228,159)          $ (98,365)
                                                       ==================================================

    The difference between the total expected tax expense at the federal tax rate of 34% and the reported income tax expense is as follows:

    Years Ended December 31,                                  1998            1997                1996
                                                       -----------------------------------------------
    Tax on income before income taxes                  $ 3,560,622     $ 4,644,700         $ 4,270,931
    Increase (decrease) resulting from:
      Tax-exempt income                                 (2,030,076)     (1,421,755)         (1,520,945)
      Nondeductible expenses                               317,456         263,337             285,256
      State income taxes, net of federal benefit           320,292         293,310             218,460
      Other, net                                          (189,587)        (37,012)           (112,429)
                                                       -----------------------------------------------
                                                       $ 1,978,707     $ 3,742,580         $ 3,141,273
                                                       ===============================================

    The components of the net deferred tax asset included in other assets as of December 31, 1998 and 1997, are as follows:

                                                                               1998            1997
                                                                        ---------------------------
    Deferred tax assets:
      Allowance for loan losses                                         $ 3,518,221     $ 2,910,140
      Employee benefits                                                     385,878          24,640
      Other                                                                 378,545         132,781
                                                                        ---------------------------
        Total deferred tax assets                                         4,282,644       3,067,561
                                                                        ---------------------------
    Deferred tax liabilities:
      Premises and equipment                                             (1,029,125)     (1,047,172)
    Deferred loan fees/costs                                               (204,180)       (191,475)
      Securities                                                           (398,700)       (482,328)
      Unrealized gain on securities available-
        for-sale                                                           (725,727)       (313,649)
                                                                        ---------------------------
        Total deferred tax liabilities                                   (2,357,732)     (2,034,624)
                                                                        ---------------------------
      Net deferred tax asset                                            $ 1,924,912     $ 1,032,937
                                                                        ===========================


NOTE J - EMPLOYEE BENEFITS

    The following table sets forth the defined benefit plan's funded status and amounts recognized in the Corporation's consolidated financial statements at December 31, 1998 and 1997:

                                                                                1998           1997
                                                                        ---------------------------
    Change in benefit obligation:
      Benefit obligation at beginning of year                           $ 8,726,460     $ 7,462,565
      Service cost                                                          410,062         488,832
      Interest cost                                                         560,420         591,719
      Actuarial loss                                                        490,758         699,894
      Amendments                                                           (995,687)              -
      Benefits paid                                                        (824,727)       (516,550)
                                                                        ---------------------------
      Benefit obligation at end of year                                   8,367,286       8,726,460
                                                                        ---------------------------

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


                                                                        1998           1997
                                                                 --------------------------
  Change in plan assets:
    Fair value of plan assets at beginning of year               $ 9,387,721    $ 7,657,982
    Expected return on plan assets                                   842,600      1,390,601
    Employer contributions                                                 -        872,316
    Benefits paid                                                   (824,727)      (516,550)
    Asset gains deferred for later recognition                       582,888        (16,628)
                                                                 --------------------------
    Fair value of plan assets at end of year                       9,988,482      9,387,721
                                                                 --------------------------
    Funded status                                                  1,621,196        661,261
    Unrecognized net asset at adoption of Statement No. 87
      being recognized over employees' remaining service life        (65,138)       (97,709)
    Unrecognized net actuarial loss                                  790,009        902,881
    Unrecognized prior service cost                                 (868,080)        57,153
                                                                 --------------------------
    Prepaid benefit cost                                         $ 1,477,987    $ 1,523,586
                                                                 ==========================
    Weighted average assumptions:
      Discount rate                                                     7.00%          7.50%
      Expected return on plan assets                                    9.50%          9.50%
      Rate of compensation increase                                     5.00%          5.00%

    Components of net periodic benefit cost:
      Service cost                                               $   410,062    $   488,832
      Interest cost                                                  560,420        591,719
      Expected return on plan assets                                (842,600)      (706,228)
      Amortization of prior service costs                            (70,454)         6,137
      Amortization of transition obligation                          (32,571)       (32,571)
      Recognized net actuarial gain                                   20,742         23,307
                                                                 --------------------------
                                                                 $    45,599    $   371,196
                                                                 ==========================

Contributions to the ESOP amounted to $80,000 in 1998, $150,000 in 1997, and $200,000 in 1996. At December 31, 1998, the plan held 332,497 shares of the Corporation's common stock. Contributions to the 401(k) plan amounted to $264,866 in 1998, $133,899 in 1997, and $116,935 in 1996.

Expenses under the deferred income and supplemental retirement plans, net of increases in the cash surrender value of life insurance contracts, were not material for 1998, 1997, and 1996.



NOTE K - RELATED PARTY TRANSACTIONS

  In the normal course of business, loans are made to directors and executive officers and to companies in which they have a significant ownership interest. In the opinion of Management, these loans are made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other parties, and are consistent with sound banking practices and are within applicable regulatory and lending limitations. The activity in loans to directors, executive officers, and their affiliates during 1998 is summarized as follows:

    Loans outstanding at January 1, 1998                         $  8,399,005
    New loans                                                       8,360,730
    Repayments                                                     (8,364,925)
                                                                 ------------
    Loans outstanding at December 31, 1998                       $  8,394,810
                                                                 ============

  Also, in the normal course of business, the Corporation and NBC enter into transactions for services with companies and firms whose principals are directors and stockholders.


NOTE L - REGULATORY MATTERS

  Any dividends paid by the Corporation are provided from dividends received from its subsidiary bank. Under regulations controlling national banks, the payment of any dividends by a bank without prior approval of the Comptroller of the Currency is limited to the current year's net profits (as defined by the Comptroller of the Currency) and retained net profits of the two preceding years.

  The Corporation and its subsidiary bank are subject to regulatory capital requirements administered by federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory, and possibly additional discretionary, actions by regulators that, if undertaken, could have a direct material effect on the Corporation's consolidated financial statements. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Corporation and its subsidiary bank must meet specific capital guidelines that involve quantitative measures of assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. Capital amounts and classifications are also subject to qualitative judgment by regulators about components, risk weightings, and other related factors.

  To ensure capital adequacy, quantitative measures have been established by regulators and these require the Corporation and its bank subsidiary to maintain minimum amounts and ratios (set forth in the table below) of total and Tier I capital (as defined) to risk-weighted assets (as defined), and of Tier I capital to adjusted average total assets

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE L - REGULATORY MATTERS  continued

  (leverage). Management believes, as of December 31, 1998, that the Corporation and its subsidiary bank exceed all capital adequacy requirements.

  At December 31, 1998, NBC was categorized by regulators as well-capitalized under the regulatory framework for prompt corrective action. A financial institution is considered to be well-capitalized if it has total risk-based capital of 10% or more, has a Tier I risk-based ratio of 6% or more, and has a Tier I leverage capital ratio of 5% or more. There are no conditions or anticipated events that, in the opinion of Management, would change the categorization.

  The actual capital amounts and ratios at December 31, 1998 and 1997, are presented in the following table. No amount was deducted from capital for interest-rate risk exposure:

                                NBC Capital Corporation
                                      (Consolidated)                     NBC
                                ------------------------      -------------------------
  ($ In Thousands)                  Amount       Ratio            Amount        Ratio
                                ------------------------      -------------------------
  December 31, 1998:
    Total risk-based              $ 91,053       17.9%          $ 90,878        17.9%
    Tier I risk-based               84,674       16.6%            84,487        16.6%
    Tier I leverage                 84,674       11.0%            84,487        10.9%

  December 31, 1997:
    Total risk-based              $ 86,808       17.5%          $ 85,590        17.2%
    Tier I risk-based               80,580       16.3%            79,423        16.0%
    Tier I leverage                 80,580       10.8%            79,423        10.6%

  The minimum amounts of capital and ratios as established by banking regulators at December 31, 1998 and 1997, were as follows:

                                NBC Capital Corporation
                                      (Consolidated)                     NBC
                                ------------------------      -------------------------
  ($ In Thousands)                  Amount       Ratio            Amount        Ratio
                                ------------------------      -------------------------
  December 31, 1998:
    Total risk-based              $ 40,826        8.0%          $ 40,654         8.0%
    Tier I risk-based               20,412        4.0%            20,327         4.0%
    Tier I leverage                 23,310        3.0%            23,296         3.0%

  December 31, 1997:
    Total risk-based              $ 39,718        8.0%          $ 39,606         8.0%
    Tier I risk-based               19,858        4.0%            19,803         4.0%
    Tier I leverage                 22,350        3.0%            22,260         3.0%


  NBC is required to maintain average reserve balances with the Federal Reserve Bank. The reserve balance varies depending upon the types and amounts of deposits. At December 31, 1998, the required reserve balance with the Federal Reserve Bank was approximately $3,550,000.

NOTE M - COMMITMENTS AND CONTINGENT LIABILITIES

  The consolidated financial statements do not reflect various commitments and contingent liabilities which arise in the normal course of banking business and which involve elements of credit risk, interest rate risk, and liquidity risk. The commitments and contingent liabilities are commitments to extend credit, credit card lines, and commercial and similar letters of credit. A summary of commitments and contingent liabilities at December 31, 1998 and 1997, is as follows:

                                                            Contractual Amount
                                                        -----------------------
  ($ In Thousands)                                            1998        1997
                                                        -----------------------
  Commitments to extend credit                            $ 51,644    $ 63,725
  Credit card lines                                          1,932       3,019
  Commercial and similar letters of credit                   3,523       4,788


  Commitments to extend credit, credit card lines, and commercial and similar letters of credit include some exposure to credit loss in the event of nonperformance of the customer. The credit policies and procedures for such commitments are the same as those used for lending activities. Because these instruments have fixed maturity dates and because a number expire without being drawn upon, they generally do not present any significant liquidity risk. No significant losses on commitments were incurred in 1998 or 1997, nor are any significant losses as a result of these transactions anticipated.

  NBC is defendant in various pending and threatened legal actions arising in the normal course of business. In the opinion of Management, based upon the advice of legal counsel, the ultimate disposition of these matters will not have a material effect on the Corporation's consolidated financial statements.


NOTE N - CONCENTRATIONS OF CREDIT

  Most of the loans, commitments and letters of credit of NBC have been granted to customers in its market areas. Generally, such customers are also depositors. Investments in state and municipal securities also involve governmental entities within the bank's market areas. The concentrations of credit by type of loan are set forth in Note E. The distribution of commitments to extend credit approximates the distribution of loans outstanding. Letters of credit were granted primarily to commercial borrowers.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


NOTE O - SUPPLEMENTAL CASH FLOW INFORMATION


  Years Ended December 31,                  1998            1997           1996
                                   ---------------------------------------------
  Cash paid during the year for:
    Interest                        $ 26,950,746    $ 25,352,192    $ 23,213,348
    Income taxes                       3,529,736       3,710,556       3,318,717


NOTE P - DISCLOSURE ABOUT FAIR VALUES OF FINANCIAL INSTRUMENTS

  The following disclosure of the estimated fair value of financial instruments is made in accordance with FASB Statement No. 107, "Disclosures About Fair Value of Financial Instruments." The estimated fair value amounts have been determined using available market information and appropriate valuation methodologies. However, considerable judgment is necessarily required to interpret market data to develop the estimates of fair value. Accordingly, the estimates presented herein are not necessarily indicative of the amounts that could be realized in a current market exchange. The use of different market assumptions and/or estimation methodologies may have a material effect on the estimated fair value amounts.

  The following methods and assumptions were used to estimate the fair value of each class of financial instruments for which it is practicable to estimate that value:

  CASH AND CASH EQUIVALENTS For such short-term instruments, the carrying amount is a reasonable estimate of fair value.

  SECURITIES For securities held as investments, fair value equals market price, if available. If a quoted market price is not available, fair value is estimated using quoted market prices for similar securities.

  LOANS The fair value of loans is estimated by discounting the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings and for the same remaining maturities.

  DEPOSITS The fair values of demand deposits are, as required by Statement
  No. 107, equal to the carrying value of such deposits. Demand deposits include non-interest bearing demand deposits, savings accounts, NOW accounts, and money market demand accounts. The fair value of variable rate term deposits, those repricing within six months or less, approximates the carrying value of these deposits. Discounted cash flows have been used to value fixed rate term deposits and variable rate term deposits repricing after six months. The discount rate used is based on interest rates currently being offered on comparable deposits as to amount and term.



  SHORT-TERM BORROWINGS The carrying value of federal funds purchased, securities sold under agreements to repurchase and other short-term borrowings approximates their carrying values.

  FHLB AND OTHER BORROWINGS The fair value of the fixed rate borrowings are estimated using discounted cash flows, based on current incremental borrowing rates for similar types of borrowing arrangements. The carrying amount of variable rate borrowings approximates their fair values.

  OFF-BALANCE SHEET INSTRUMENTS Generally, commitments to extend credit and letters of credit are for a term of thirty days to ninety days. Management is of the opinion the estimated fair value is not significantly different from the contractual or notational amounts.

                                                    December 31, 1998                  December 31, 1997
                                         ----------------------------       ----------------------------
                                           Carrying         Estimated         Carrying         Estimated
  (In Thousands)                             Amount        Fair Value           Amount        Fair Value
                                         ----------------------------       ----------------------------
  Financial Instruments:
    Assets:
      Cash and cash equivalents           $  54,334         $  54,334        $  50,533         $  50,533
      Investment securities
        available-for-sale                  172,723           172,723          177,989           177,989
      Investment securities
        held-to-maturity                     31,156            34,444           31,358            34,405
      Loans                                 476,730           476,350          466,115           472,778

    Liabilities:
      Non-interest bearing
        deposits                             91,290            91,290           82,898            82,898
      Interest bearing deposits             559,925           560,316          543,397           544,036
      Federal funds purchased
        and securities sold under
        agreements to repurchase             10,464            10,464           20,021            20,021
      FHLB and other borrowings              16,048            15,986           23,069            22,638
    Off-balance sheet instruments            57,099            57,099           71,622            71,622

 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS



NOTE Q - CONDENSED PARENT COMPANY STATEMENTS

   Balance sheets as of December 31, 1998 and 1997, and statements of income and cash flows for the years ended December 31, 1998, 1997 and 1996, of NBC Capital Corporation (parent company only) are presented below:

   BALANCE SHEETS
                                                                                    1998                1997
                                                                            --------------------------------
   ASSETS
   Cash                                                                     $     45,100        $    566,115
   Investment in subsidiaries                                                 88,962,574          83,469,294
   Other assets                                                                3,857,071           3,192,115
                                                                            --------------------------------
                                                                            $ 92,864,745        $ 87,227,524
                                                                            ================================
   LIABILITIES AND STOCKHOLDERS' EQUITY
   Dividends payable and other liabilities                                  $  4,570,878        $  4,323,384
   Stockholders' equity                                                       88,293,867          82,904,140
                                                                            --------------------------------
                                                                            $ 92,864,745        $ 87,227,524
                                                                            ================================

   STATEMENTS OF INCOME

   Years Ended December 31,                                     1998                1997                1996
                                                        ----------------------------------------------------
   INCOME
   Dividends from subsidiaries                          $  4,373,376        $  4,378,000        $  4,122,483
   Other                                                      16,587              51,115              86,717
                                                        ----------------------------------------------------
                                                           4,389,963           4,429,115           4,209,200

   EXPENSE                                                   852,832             245,357             156,370
                                                        ----------------------------------------------------
   Income before income taxes and equity in
     undistributed earnings of subsidiaries                3,537,131           4,183,758           4,052,830
   Income tax benefit                                        287,629              76,014              26,455
                                                        ----------------------------------------------------
   Income before equity in undistributed
     earnings of subsidiaries                              3,824,760           4,259,772           4,079,285
   Equity in undistributed earnings
     of subsidiaries                                       4,668,950           5,658,528           5,340,999
                                                        ----------------------------------------------------
   Net income                                           $  8,493,710        $  9,918,300        $  9,420,284
                                                        ====================================================

   STATEMENTS OF CASH FLOWS


   Years Ended December 31,                                     1998                1997                1996
                                                        ----------------------------------------------------
   CASH FLOWS FROM OPERATING ACTIVITIES

   Net income                                           $  8,493,710        $  9,918,300        $  9,420,284

   Equity in subsidiaries' earnings
     in excess of dividends                               (4,668,950)         (5,658,528)         (5,340,999)

   Other, net                                               (586,502)           (191,045)            (50,563)
                                                        ----------------------------------------------------
   Net cash provided by operating activities               3,238,258           4,068,727           4,028,722
                                                        ----------------------------------------------------
   CASH FLOWS FROM INVESTING ACTIVITIES                            -             (38,320)           (534,179)
                                                        ----------------------------------------------------
   CASH FLOWS FROM FINANCING ACTIVITIES

   Dividends paid on common stock                         (3,609,273)         (3,164,186)         (3,274,669)

   Other                                                    (150,000)           (625,230)           (450,000)
                                                        ----------------------------------------------------
   Net cash used in financing activities                  (3,759,273)         (3,789,416)         (3,724,669)
                                                        ----------------------------------------------------
   Net increase (decrease) in cash and cash
     equivalents                                            (521,015)            240,991            (230,126)

   Cash and cash equivalents
     at beginning of year                                    566,115             325,124             555,250
                                                        ----------------------------------------------------
   Cash and cash equivalents at end of year             $     45,100        $    566,115        $    325,124
                                                        ====================================================


NOTE R - SUBSEQUENT EVENT

   On February 3, 1999, the Corporation entered into an Agreement and Plan of Merger ("Plan") with FFBS Bancorp, Inc. ("FFBS"). Under the terms of the Plan, FFBS will be merged into the Corporation through the exchange of FFBS common stock for common stock of the Corporation. Each share of FFBS common stock will be exchanged for .7702 shares of the Corporation's common stock. The wholly-owned subsidiary of FFBS, First Federal Bank for Savings, will be merged into NBC. The merger is subject to stockholder and regulatory approval.

                                                  REPORT OF T. E. LOTT & COMPANY

To the Board of Directors and Stockholders
NBC Capital Corporation

We have audited the accompanying consolidated balance sheets of NBC Capital Corporation and subsidiaries as of December 31, 1998 and 1997, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 1998. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above, present fairly, in all material respects, the consolidated financial position of NBC Capital Corporation and subsidiaries as of December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 1998, in conformity with generally accepted accounting principles.


/s/ T. E. Lott & Company

Columbus, Mississippi
January 27, 1999

(Except for Note R, as to which the date is February 3, 1999)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 The following provides a narrative discussion and analysis of significant changes in the Corporation's results of operations and financial condition. This discussion should be read in conjunction with the consolidated financial statements and the supplemental financial data included elsewhere in this report, including the five-year summary of Selected Financial Data and Management's letter to shareholders at the beginning of this Annual Report.

 Certain information included in this discussion contains forward-looking statements and information that are based on Management's conclusions, drawn from certain assumptions and information currently available to Management. The Private Securities Litigation Act of 1995 encourages the disclosure of forward-looking information by Management by providing safe harbor for such information. Specifically, this discussion contains forward-looking statements with respect to the adequacy of the Allowance for Loan Losses, Year 2000 compliance issues and market and credit risk disclosures. Although Management believes that the expectations reflected in such forward-looking statements are reasonable and based on Management's best judgements, it can give no assurance that such expectations will prove to be correct. Such forward-looking statements are subject to certain risk that assumptions will change and uncertainties will materialize. Should this happen, then underlying assumptions may prove to be significantly different and actual results may vary materially from those anticipated or projected.

BUSINESS COMBINATIONS

 On December 31, 1998, the Company ("NBC") acquired all the outstanding common stock of First National Corporation of West Point ("FNC") in exchange for 864,736 shares of NBC's common stock. The acquisition was accounted for as a pooling of interest and accordingly, all prior financial statements have been restated to include the consolidated accounts and consolidated operations of FNC and its subsidiaries from the beginning of the earliest period reported. See Note B to the Consolidated Financial Statements for additional information.

 Merger related expenses associated with the FNC acquisition of $2,930,054 ($1,844,677 after tax) are included in the consolidated statement of income for the year ended December 31, 1998. This impacted 1998 earnings per share by approximately $.33 per share.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

 Since 1994, the total assets of the Company have increased 23.1%. Loans have increased 35.5% between 1994 and 1998. Loan growth has continued in each of the years noted in the Summary of Selected Financial Data; however, it has slowed during the last two years because of the increased competition for good quality credits. The quality of the portfolio remains excellent. Net charge-offs for 1997 and 1998, were .19% and .33% of net loans outstanding, respectively.

 Deposits have grown 23.2% over the period 1994-1998. During 1994, Management had felt that it could improve profits by allowing loans to grow faster than deposits. This practice was modified somewhat during 1995, 1996 and 1997, as loans reached more optimum levels relative to outstanding deposits. In 1998, Management felt that slowing deposit growth and funding loan growth by reallocating lower yielding assets could enhance profitability. However, with the slow down in loan growth resulting from the increased competition for good quality credits, deposits actually grew more than loans.

 Stockholders' equity has represented a consistent strength of the Company throughout the years noted in the summary of Selected Financial Data. Stockholders' equity has increased 45.3% since 1994. Stockholders' equity reflected an Accumulated Other Comprehensive Income composed of unrealized gain on "Available-for-Sale Securities" of $613,132 and $1,422,157 in 1997 and 1998, respectively, as required to be reported under FASB 115.

 Net income increased each year from 1994 through 1997. In 1998, consolidated net income declined by $1,424,590. However, as mentioned previously in this discussion, 1998 contains $1,844,677 of merger related expenses (net of taxes) associated with the acquisition of FNC. Return on average assets (ROA), a primary measure of earning strength, was 1.3% and 1.1% in 1997 and 1998, respectively. Earnings per share have also grown from $1.44 in 1994 to $1.75 in 1997. In 1998, earnings per share was $1.50, after being impacted by approximately $.33 for the above mentioned merger expenses. All earnings per share amounts have been restated to reflect the 1997 stock split and the 1998 merger with FNC.

 Regular cash dividends have increased in each of the years outlined in the Summary of Selected Financial Data. Also, a special cash dividend of approximately $.15 per share was paid in 1995 in recognition of the Company's strong earnings and equity positions. As stated in the preceding paragraph, all per share amounts have been restated to reflect the 1997 stock split and the 1998 merger with FNC.

 Net interest income ("NII"), the primary source of earnings for the Company, represents income generated from earning assets less the interest expense of funding those assets. NII increased 7.0% in 1995, 6.7% in 1996 and 5.3% in 1997. In 1998,

                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


 NII declined by 0.9%. Changes in NII may be divided into two components; first, the change in average earning assets (volume component) and second, the change in the net interest margin (rate component). Net interest margin represents the difference between yields on earning assets and rates paid on interest bearing liabilities. Net interest margin for 1998 decreased to 4.19% from 4.45% in 1997. The primary reason for this decline was a decrease in loan yields that resulted from an overall decline in interest rates in 1998 and increased competition for good quality loans. Also, deposit cost did not decrease by a corresponding amount because of the competition in the market from other banks and from the investment community. These factors were partially offset by the growth in average earning assets of $33.2 million or 4.9% during 1998.

 The Company has also maintained a consistent and disciplined asset/liability management policy during each of the years noted in the summary. This policy focuses on interest rate risk and rate sensitivity. The primary objective of rate sensitivity management is to maintain interest income growth while reducing exposure to adverse fluctuations in rates. The Company utilizes an Asset/Liability Management Committee that evaluates and analyzes the Company's pricing, asset/liability maturities and growth, and balance sheet mix strategies in an effort to make informed decisions that will increase income and limit interest rate risk. The committee uses simulation modeling as a guide for its decision making. Modeling techniques are also utilized to forecast changes in net income and the economic value of equity under assumed fluctuations in interest rate levels.

 Due to the potential volatility of interest rates, NBC's goal is to stabilize the net interest margin by maintaining a neutral rate sensitive position. At year-end 1998, the Company's balance sheet reflected approximately $12.7 million more in rate sensitive liabilities than assets that were scheduled to reprice within one year. This represents 2.2% of total assets and would be considered an essentially neutral rate sensitive position. It is felt that the Company's position places it in a low interest rate risk posture. Management has adopted a basically neutral position regarding interest rates in 1999 with a slight bias toward higher rates during the second half of the year. Management has never felt that speculating on changes in interest rate levels warranted moving the Company from a neutral position in its rate sensitive asset/liability relationships. Although earnings could be enhanced if predictions were correct, they could also be put at significant risk if a neutral position is deliberately avoided and interest rates move against predictions.

 The Company's Provision for Loan Losses is utilized to replenish its Reserve for Loan Losses on its balance sheet. The reserve is maintained at a level deemed adequate by the Board of Directors after its evaluation of the risk exposure contained in the Company's loan portfolio. The reserve amount maintained at the end of 1998 was deemed entirely adequate to cover exposure within the Company's loan portfolio. The reserve has increased 34.5% since 1995 and stood at 2.0% of net loans at the end of 1998.

 Non-interest income includes various service charges, fees, and commissions collected by the Company. During 1998, non-interest income increased by 13.6%. This increase was due to an increase in Trust Department Income of 17.9% resulting from an overall growth in trust-related activities and a 99.2% increase in mortgage loan fee income. This increase resulted from a very favorable interest rate environment that increased both the number of new home purchases and the refinancing of existing mortgages. During 1997, the non-interest income was increased by profit realized from the sale of the assets of Philadelphia Finance Company, a wholly owned subsidiary of the National Bank of Commerce. The sale included the loan portfolio, as well as the fixtures and equipment. The company remains an inactive, wholly owned subsidiary of the Bank. Additionally, the Company settled a difference with the IRS during 1997 that affected tax years 1993 through 1996. These two items had a positive net impact on earnings per share in 1997, of approximately $.01 per share.

 Non-interest expense represents ordinary overhead expenses, including salaries, bonuses and benefits. The Company maintains a formal salary administration program that considers extensive comparative salary data and other indexes supplied by a leading outside consulting firm. This data is utilized to assure that salaries are in line and competitive to comparable jobs in the marketplace. Incentive bonuses were expensed in each of the years noted and were paid to employees based on the attainment of predetermined profit goals. Overall non-interest expense increased in 1998 by approximately 9.6%. Of this increase, salaries accounted for approximately 4.1% and other expenses accounted for approximately 4.6%. The increase in salaries resulted from normal raises, positions added to accommodate the Company's growth and from salaries and bonuses paid that related to the merger with FNC. Of the total increase in other expenses, approximately 80% were related to merger expenses incurred in connection with the acquisition of FNC.

 Changes in the Company's income tax expense have generally paralleled income gains. The Company's effective tax rate was 25.0% in 1996, 27.4% in 1997 and 18.9% in 1998. The large decline in the effective rate in 1998 was the result of a management decision to add high quality, tax-free municipal bonds to the portfolio in an effort to minimize tax liabilities. The Company's ability to further reduce income tax expense through this investment choice is limited by the Alternative Minimum Tax Provision and the Company's normal liquidity and balance sheet structure requirements.

FINANCIAL CONDITION AND RESULTS OF OPERATIONS


LIQUIDITY, ASSET/LIABILITY MANAGEMENT

 Liquidity may be defined as the ability of the Company to meet cash flow requirements created by decreases in deposits and/or other sources of funds or increases in loan demand. The Company has experienced no problem with liquidity over any of the years noted and anticipates that all liquidity requirements will be met comfortably in the future. The Company's traditional sources of funds from deposit increases, maturing loans and investments and earnings have generally allowed it to consistently generate sufficient funds for liquidity needs. The Company's loan/deposit ratio has remained steady during the last two years, closing 1997 at 75.7% and 1998 at 74.7%. The Consolidated Statements of Cash Flows clearly indicated that the Company has consistently generated sufficient liquidity from traditional sources to take care of its needs and actually increase cash and cash equivalents from $42 million at the end of 1996 to $54 million at the end of 1998. The Company has utilized the Federal Home Loan Bank as a source of funding for fixed rate, term loan commitments. At the end of 1998, the Company had $14.6 million outstanding to the Federal Home Loan Bank that is scheduled to mature over the next five years. The Company expects normal earnings and other cash flows to allow it to retire these funding lines with no adverse effect on liquidity. The Company also offers repurchase agreements to accommodate excess funds of some of its larger depositors. Management believes that it is important to stabilize these traditional deposit sources as opposed to risking the potential loss of these funds to alternative investment arrangements. The Company had repurchase agreements amounting to $10.5 million and $20 million at December 31, 1998, and 1997, respectively. The level of repurchase agreement activity is limited by the availability of investment portfolio securities to be pledged against the accounts. Management believes that the normal sources of liquidity are sufficient to redeem the agreement, if necessary.

 The Company does not have plans at this time for any discretionary spending that would have a material impact on liquidity. Additionally, the company has no plans for the refinancing or redemption of any liabilities other than normal maturities and payments relating to the borrowings from the Federal Home Loan Bank.

 As mentioned previously, the Company maintains a strict asset/liability management policy. As part of this policy, the Company does not engage in currency or interest rate swaps, nor does it purchase and hold any derivative securities.

CAPITAL

 Retained earnings have served as the Company's exclusive source of capital growth over the five years noted in the summary of Selected Financial Data. Shareholders' equity as stated previously, has grown consistently over this period and relates quite favorably to the company's assets.

 Current regulatory requirements call for a basic leverage ratio of 5.0% for a bank to be considered as "well-capitalized." At the end of 1998, NBC maintained an 11.0% leverage ratio that obviously allowed it to significantly exceed the ratio required for a "well-capitalized" institution.

 Regulatory authorities also evaluate a financial institution's capital under certain risk-weighted formulas (high-risk assets would require a higher capital allotment, lower risk assets a lower capital allotment). In this context, a "well-capitalized" bank is required to have a Tier 1 risk-based capital ratio (excludes reserve for loan losses) of 6.0% and a total risk-based capital ratio (includes reserve for loan losses) of 10.0%. At the end of 1998, the Company had a Tier 1 ratio of 16.6% and a total risk-based capital ratio of 17.9%, once again placing the Company well above the level required for a "well-capitalized" institution.

 The Company's capital position obviously exceeds regulatory requirements, even for "well-capitalized" institutions. Capital has increased 45.3% since 1994 to total 11.4% of assets at the end of 1998. Management considers this level of capital to be entirely sufficient to support the needs of the Company. There are no material commitments for the use of capital resources that can not be funded from normal liquidity.


YEAR 2000 COMPLIANCE

 During 1998, the Company has continued its efforts to prepare for January 1, 2000. All levels of the Company's management and its Board of Directors are aware of the seriousness of this issue and the effects it may have on the Company and its customers. The Company has a Year 2000 Steering Committee under the leadership of the President and Chief Operating Officer to guide it through its action plan for compliance. The committee has been organized into three major areas, with a senior officer directly responsible for each of the respective areas. The committee reports monthly to the Board of Directors.

 The first major area of risk relates to the Company's internal hardware and software programs. The Company does not write its source programming code and therefore is dependent upon external vendors and service providers. The Company developed

                                   FINANCIAL CONDITION AND RESULTS OF OPERATIONS


 a plan for testing all these systems and began the testing process during 1998. As of December 31,1998, the testing phase was approximately 95% completed. Management considers the testing to have been successful. Where problems have been found, steps have been taken to make the appropriate corrections. At this time, the testing of two mission critical systems have not been completed. These tests were delayed past the initial deadline because of scheduling issues with the respective vendors. These tests are scheduled to be completed by April 30, 1999.

 The second major area relates to external factors involving customers, vendors and outside service providers. The risks associated with this issue go beyond the Company's own ability to solve Year 2000 problems. Should significant commercial customers fail to address these issues effectively, their ability to meet debt service requirement could be impaired resulting in increased credit risk and increased loan charge-offs. Should suppliers of critical services fail in their efforts to become Year 2000 compliant, or if significant third party interfaces fail to be compatible with the Company or fail to be Year 2000 compliant, it could have significant adverse affects on the operations and financial results of the Company. The Company has identified its major commercial customers and developed plans for educating and monitoring, on an individual account basis, the adequacy of the customers actions to address the Year 2000 issues. The assessment of these customers was risk rated and is being used as a factor in analyzing the allowance for loan losses. This assessment has also become a part of the overall credit underwriting process. Currently, Management believes that the reserve for loan losses is adequate to cover the identified risk in the loan portfolio related specifically to this issue. However, this will be an on-going evaluation and this situation could change as the Company moves through 1999.

 As vendors of critical services and products were reviewed, management attempted to prioritize these product and services and to determine the worst case scenarios, assuming that these parties are unable to provide normal services. Management is currently in process of preparing contingency plans to cover these scenarios. These plans will be tested, if possible, during 1999. All contingency plans and procedures are due to be completed in March 31, 1999.

 Both internal and external resources are being utilized to address the Year 2000 problem. A budget of $1.8 million has been completed and approved by the Board of Directors. Approximately 60% of this total will be from the allocation of the salary and benefits of current employees assigned to work on this project. Another 4% will be spent on items that will be capitalized and amortized or depreciated over future periods. During 1998, the Company incurred approximately $276,000 in both allocated and direct expenses relating to Year 2000. The remaining portion of the budget is expected to be spent during 1999 and has been incorporated into the overall company budget. This expenditure is not expected to have a material impact on the financial performance of the Company.

 Year 2000 cost and the date on which the Year 2000 modifications are expected to be completed are based on Management's estimates, which were derived utilizing numerous assumptions of future events including the availability of certain resources, third party modifications and other factors. Although Management believes that the desired results will be attained, there are no guarantees that these estimates will be achieved and actual results could differ materially from planned results.


MARKET INFORMATION

 Historically, the Company's common stock has traded primarily in Monroe, Lowndes, Clay, Oktibbeha, Neshoba and Noxubee Counties in Mississippi and Tuscaloosa County in Alabama. Market prices were the estimates of management based on the transactions of which they had knowledge. Effective October 1, 1998, the Company outsourced its stock transfer activity to SunTrust Bank, Atlanta. Also, as of that date, the Company designated two brokerage firms as Market Makers for its common stock. Currently, the stock is traded in the NASDAQ Inter-Dealer Market under the symbol NBCA. Quarterly high and low sales prices are not available, except for the fourth quarter of 1998 when the price ranged from a low of $37 per share to a high of $39.75 per share. On an annual basis, the stock traded in a range between $23.75 and $32.00 during 1997, and $32.00 and $39.75 during 1998. Dividends were declared semi-annually in June and December of each of the years reported.

SELECTED FINANCIAL DATA




   Years ended December 31,                                     1998            1997            1996            1995           1994
                                                       ----------------------------------------------------------------------------
   INCOME DATA
   Interest and fees on loans                          $  44,557,755   $  43,791,813   $  39,747,322   $  35,675,640   $ 28,138,802
   Interest and dividends on investment securities        11,615,578      12,055,346      12,439,923      13,551,509     12,949,135
   Other interest income                                   1,217,475         980,986         477,850         616,142        379,203
                                                       ----------------------------------------------------------------------------
     Total interest income                                57,390,808      56,828,145      52,665,095      49,843,291     41,467,140
   Interest expense                                       26,513,182      25,698,623      23,092,563      22,120,922     15,567,725
                                                       ----------------------------------------------------------------------------
     Net interest income                                  30,877,626      31,129,522      29,572,532      27,722,369     25,899,415
   Provision for loan losses                               3,187,261       1,477,466       1,676,801       1,288,450      1,274,024
                                                       ----------------------------------------------------------------------------
   Net interest income after provision for loan losses    27,690,365      29,652,056      27,895,731      26,433,919     24,625,391
   Service charges on deposit accounts                     4,403,245       4,355,118       4,146,179       3,778,455      3,748,161
   Other income                                            4,434,481       3,422,029       3,181,035       2,679,356      2,526,380
                                                       ----------------------------------------------------------------------------
     Total non-interest income                             8,837,726       7,777,147       7,327,214       6,457,811      6,274,541
                                                       ----------------------------------------------------------------------------
   Salaries and employee benefits                         14,176,843      13,161,603      12,671,463      11,953,088     11,004,917
   Occupancy and equipment expense                         3,562,507       3,376,790       2,971,382       2,914,659      2,598,590
   Other expenses                                          8,316,324       7,229,930       7,018,543       6,556,831      6,529,188
                                                       ----------------------------------------------------------------------------
     Total non-interest expense                           26,055,674      23,768,323      22,661,388      21,424,578     20,132,695
                                                       ----------------------------------------------------------------------------
   Income before income taxes                             10,472,417      13,660,880      12,561,557      11,467,152     10,767,237
   Income taxes                                            1,978,707       3,742,580       3,141,273       2,691,980      2,611,885
                                                       ----------------------------------------------------------------------------
   Net income                                          $   8,493,710   $   9,918,300   $   9,420,284   $   8,775,172   $  8,155,352
                                                       ============================================================================

   PER SHARE DATA
   Net income                                                 $ 1.50          $ 1.75          $ 1.66          $ 1.55         $ 1.44
   Dividends                                                     .69             .63             .58             .57            .49

   FINANCIAL DATA
   Shares outstanding                                      5,664,736       5,664,736       5,664,736       5,664,736      5,664,736
   Total assets                                        $ 777,032,491   $ 762,531,227   $ 720,006,137   $ 673,706,870  $ 630,979,544
   Net loans                                           $ 476,730,469   $ 466,115,033   $ 449,241,672   $ 399,161,270  $ 351,826,645
   Total deposits                                      $ 651,214,587   $ 626,295,180   $ 605,777,096   $ 578,922,637  $ 528,481,117
   Total stockholders' equity                          $  88,293,867   $  82,904,140   $  76,709,025   $  71,522,345  $  60,775,788

(1) All financial data has been restated to reflect the 1998 merger.
(2) Per share and common stock data has been adjusted retroactively for stock splits.
(3) Merger-related expenses amounted to $1,844,677 after tax in 1998.

DIRECTORS AND OFFICERS


NBC CAPITAL CORPORATION       THOMAS J. PRINCE, JR.          Hamilton                      Albert Pitts, Jr.
                              JAMES R. PRUDE                 Henry V. Adams                Clyde W. Price
OFFICERS                      SARAH S. PRUDE                 Sam W. Crawford, Jr.          William J. Strickland
                              ALLEN B. PUCKETT, III          Webb Coward                   Thomas J. Tarleton
L.F. MALLORY, JR.             JAMES C. RATCLIFF, M.D.        Lem Pope Holman               E. Lloyd Wood
  Chairman and                H. STOKES SMITH                Sidney Sanders                Cordell Wynn
  Chief Executive Officer     SAMMY J. SMITH                 Dennis Self
                              HENRY WEISS                    Donald L. Tucker              West Point
MARK A. ABERNATHY                                                                          T.N. Braddock, Jr., M.D.
  President and               ADVISORY BOARDS OF DIRECTORS   Maben                         Kyle Chandler, III
  Chief Operating Officer                                    Walter Diaz, D.D.S.           M.G. Hazard, D.V.M.
                              Aberdeen                       Waymon Fondren                Mark G. Hazard, III
BOBBY HARPER                  Thomas E. Allmond              Clifton L. Golden, Jr.        P.T. Hodo, Jr.
  Chairman of the             Mike Cayson                    Cecil Hamilton                Peter T. Hodo, III
  Executive Committee         Jimmy R. Comer                 Leon Hester                   John C. Jameson, III
                              L.J. Goodgame, D.D.S.          Leotis Pate                   James W. Pryor
HUNTER M. GHOLSON             Wiley J. Maier                 Hubert Scrivener              Milton O. Sundbeck, Jr.
  Secretary                   Greg D. Miller                 Duane Thomas                  E.H. Tumlinson
                              R. Dale Pierce, C.P.A.         James L. Wise                 Ralph H. Weems, Jr.
RICHARD T. HASTON             J. Fred Robinson
  Executive Vice President,   Roger A. Wright, D.D.S.        Philadelphia                  OFFICERS
  Chief Financial Officer,                                   Kenneth Breland
  and Treasurer               Amory                          Olen L. Burrage, Jr.          L.F. Mallory, Jr.
                              Jimmie Camp                    Harold G. Lewis                 Chairman and
DONALD J. BUGEA, JR.          Jack Francis                   Kenneth A. Madison              Chief Executive Officer
  Vice President              Edward E. Holden               Charles A. McClain, Sr.
                              Linda P. Holden                Stanley P. Salter             Mark A. Abernathy
JOHN DAVIS                    Brent Jones                    David Vowell                    President and
  Vice President              Jimmy Kirkpatrick                                              Chief Operating Officer
                              William T. (Skip) Miles, Jr.   Starkville
CLIFTON B. FOWLER             Russell L. Miller              Jean Amos                     ADMINISTRATION, FINANCE
  Vice President              Warren Pickle                  Harry Bell                    AND OPERATIONS
                              R.S. Stanford                  Kathryn M. Brown
THOMAS J. PRINCE, JR.         Scott Wiygul                   Rex Buffington                Richard T. Haston
  Vice President              H.G. Wright                    W.L. McDaniel, Jr.              Executive Vice President and
                                                             John T. McReynolds              Chief Financial Officer
TOMMY M. TOMLINSON            Brooksville                    L.L. (Sonny) Mullins, Jr.
  Vice President              H.E. Bollar                    William L. Polk               Accounting
                              William Halliburton            Roy H. Ruby
JOHN H. MITCHELL, JR.         Billy Wayne Perry              George Sherman                J. Aubrey Adair
  Vice Chairman Emeritus      Ralph Spurgeon, Jr.            Richard E. Smith, Jr.           Vice President and Controller
                              W.G. Thompson                  James E. Spivey
NATIONAL BANK OF COMMERCE                                    Jimmy Stevens                 Administration
                              Columbus                       Garnett J. Thomas
BOARD OF DIRECTORS            Atwell Andrews                 James D. Wallace              Thomas L. Green
                              Spencer Barnes, M.D.                                           Senior Vice President
MARK A. ABERNATHY             H.E. Bollar                    Tuscaloosa
DAVID C. BYARS                W.H. Cade                      Jim Bambarger                 Leon Manning
ROBERT L. CALVERT, III        Kimble Crossley                A.H. Bean                       Vice President
ROBERT A. CUNNINGHAM          Mrs. Robert Ivy                W. Wayne Guy
J. NUTIE DOWDLE               Mrs. Frances Jutman            Thomas P. Hester              Audit
CLIFTON B. FOWLER             Mrs. Terrell Landrum           T. Allen Henry
JAMES C. GALLOWAY             Robert L. Maddox               Robert F. Kilgore             William L. Gullett, III
HUNTER M. GHOLSON             Munford Rhett                  Juanita C. McCollum             Senior Vice President
BOBBY HARPER                  John Rice, Jr.                 Deloris McMullen
ROBERT S. JONES               P.E. Townsend                  Ernest McNealey, Ph.D.        Deborah T. Ray
L.F. MALLORY, JR.                                                                            Assistant Vice President
ROBERT D. MILLER
EDITH MILLSAPS                                                                             Kathy Montgomery
RALPH E. POGUE                                                                               Assistant Vice President




Robert Parrish
  Assistant Auditor

Human Resources

Phillip D. Sprayberry
  Senior Vice President

Information Systems

F. Terry Jones
  Senior Vice President

G. Edward Elliott
  Vice President

Danny L. Taylor
  Vice President

Will Megehee
  Network Systems Officer

Kevin Taylor
  Information Systems Officer

Ferrish Williams
  Data Processing Officer

Loan Operations

Mary Sanders
  Vice President

Katherine Hackett
  Loan Operations Officer

Marilyn Reaves
  Loan Documentation Officer

Linda C. Smith
  Loan Processing Officer

Operations

James L. Leftwich
  Senior Vice President

Mary Lynn Hardy
  Vice President

Lorie May
  Operations Officer

Martha McMinn
  Account Services Officer

Wilma Peterson
  Electronic Banking Officer

CONSUMER FINANCIAL SERVICES

Thomas J. Prince, Jr.
  Executive Vice President

FINANCIAL HIGHLIGHTS



Mortgage Lending                   Robert Shelton                            Columbus Banking Center
                                     Assistant Vice President
Sallie Thames Whiteside                                                      Robert L. Maddox
  Vice President                   Student Loans                               President

Julie Gray                         Shelby Burkhardt                          Howard Cornelius
  Assistant Vice President           Assistant Vice President                  Senior Vice President

Preasha Smith                      INVESTMENTS AND FUNDS MANAGEMENT          Marcus E. Mallory
  Assistant Vice President                                                     Senior Vice President
                                   Donald J. Bugea, Jr.
Jane Perkins                         Executive Vice President                Jim McAlexander
  Mortgage Loan Officer                                                        Senior Vice President
                                   MARKETING AND TRAINING
Trust And Financial Management                                               Doug Robertson
                                   Wanda Hartman Bunch                         Senior Vice President
John Davis                           Senior Vice President
  Senior Vice President                                                      Michael D. Walker
                                   Mary C. Howard                              Senior Vice President
James D. Ferguson                    Vice President
  Vice President                                                             Elizabeth Clark
                                   Peggy R. Rose                               Vice President
Kirk D. Hardy                        Training Officer
  Vice President                                                             Wanda Langford
                                   BANKING CENTER ADMINISTRATION               Vice President
Keith W. Mooney
  Vice President                   Bobby Harper                              Linda West
                                     Executive Vice President and              Vice President
Janet Price                          Chairman of the Executive Committee
  Financial Counselor                                                        Karl Williams
                                   Aberdeen Banking Center                     Vice President
Jerry L. Toney
  Financial Counselor              Mike Cayson                               Tom Epps
                                     President                                 Loan Officer
CREDIT ADMINISTRATION
                                   Roger Mitchell                            Mickie Simons
Tommy M. Tomlinson                   Senior Vice President                     Loan Officer
  Executive Vice President
                                   Martha Cole                               Hamilton Banking Center
Clay McWilliams                      Vice President
  Senior Vice President                                                      Henry V. Adams
                                   Nona Herndon                                President
Compliance                           Assistant Vice President
                                                                             Maben Banking Center
Janet P. Robinson                  Amory Banking Center
  Vice President                                                             Clifton L. Golden, Jr.
                                   Brent Jones                                 President
Penny Benoist                        President
  Compliance Officer                                                         Iris Farley
                                   Scott Wiygul                                Vice President
Loan Review                          Vice President
                                                                             Philadelphia Banking Center
Don Senter                         Artesia Banking Center
  Senior Vice President                                                      Stanley P. Salter
                                   Barbara Bell                                President
K. Jill Sellers, CPA                 Branch Manager
  Vice President                                                             Jackie B. Long
                                   Brooksville Banking Center                  Senior Vice President
Jeanette Tolon
  Loan Review Officer              William Halliburton                       Mike Chandler
                                     President                                 Vice President
Recoveries
                                   Wallace Cade                              Joe Mulholland
Harold Phillips                      Assistant Vice President                  Vice President
  Vice President



Roma H. Winstead                   Jim L. Jayne
  Vice President                     Vice President

Scott Hines                        Terry Hochwarter
  Assistant Vice President           Assistant Vice President

Johnny Stuart                      Edgar R. Sherwood
  Assistant Vice President           Assistant Vice President

Jane C. Hodgins                    Joyce Terry
  Teller Operations Officer          Assistant Vice President

Starkville Banking Center          Kevin Vann
                                     Assistant Vice President
Clifton B. Fowler
  President                        David Wray
                                     Assistant Vice President
Stan Acy
  Senior Vice President            Stephanie Echols
                                     Banking Officer
Victor C. Evans
  Senior Vice President            Martha Lord
                                     University Branch Manager
Loren R. Zimmerman
  Senior Vice President            West Point Banking Center

Janie Covin                        Pete T. Hodo, III
  Vice President                     Chief Executive Officer

Thomas E. Prentice, Jr.            Mark Hazard
  Vice President                     President

James G. Rester, III               Dorothy Johnson
  Assistant Vice President           Vice President

Thomas A. Williams                 Sally Bell
  Assistant Vice President           Assistant Vice President

Tuscaloosa Banking Center          Mary Ann Briggs
                                     Assistant Vice President
Thomas P. Hester
  President and                    Diann Edwards
  Chief Executive Officer            Assistant Vice President

John Cade                          Cole Knighten
  Former Chairman and                Assistant Vice President
  Chief Executive Officer,
  National Bank of the South       Monty Yates
                                     Assistant Vice President
Owen Skinner, Jr.
  Executive Vice President         Glenda Taggart
                                     Loan Officer
Virginia R. Baugh
  Senior Vice President            SUBSIDIARY
                                   West Point Finance Company
Cecil Etheridge
  Senior Vice President            Amanda Craig
                                     Manager
Caroline Fulmer
  Senior Vice President

Walter Thatcher
  Senior Vice President
